

February 24, 2010

Gregory A. Billhartz, Esq.
Corporate Vice President, General Counsel and Secretary
Ralcorp Holdings, Inc.
800 Market Street, Suite 2900
St. Louis, MO 63101

       Re: **Ralcorp Holdings, Inc.**
                Registration Statement on Form S-4
                Filed February 5, 2010
                File No. 333-164747

Dear Mr. Billhartz:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4

1.   We will not be in a position to take your Form S-4 filing effective until our outstanding comments regarding your Form 10-K for the fiscal year ended September 30, 2009 have been resolved.

2.   We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental

letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Exhibit 99.1 – Letter of Transmittal

3.   Delete the language in the letter of transmittal requiring the holder to acknowledge or certify that he or she has "read," "reviewed" or "understands" all of the terms of the exchange offer.

Exhibit 5.1 – Legality Opinion

4.   We note the paragraph of the legality opinion that begins with the following language: "We have assumed, with your permission, that each of the Guarantors organized under the laws of a state <u>other than the State of New York or Missouri</u> has been duly organized and is validly existing in good standing under the laws of such state [emphasis added] … ."   We also note the following language: "Our opinion herein reflects <u>only the application of applicable New York and Missouri law (excluding the securities and blue sky laws of such States, as to which we express no opinion)</u>, and the federal laws of the United States [emphasis added]. … In rendering our opinion, we have not considered, and hereby disclaim any opinion as to, the application or impact of any laws, cases, decisions, rules or regulations of any other jurisdiction, court or administrative agency." Please obtain a revised legality opinion that covers the laws of each and every state in which a Guarantor is formed or incorporated.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Norman Gholson at (202) 551-3237 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief